Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS WARNS CAREMARK SHAREHOLDERS OF EXTENSIVE AND ONEROUS
CONDITIONS CONTAINED IN EXPRESS SCRIPTS “OFFER”

WOONSOCKET, RI, February 5, 2007 – CVS Corporation (NYSE:CVS) today sent a letter to shareholders of Caremark Rx, Inc. (NYSE:CMX) providing extensive details regarding the numerous, onerous and off-market conditions contained in the Express Scripts hostile offer to acquire Caremark. Some of the conditions mentioned in the letter were structural in nature, others constituted “outs” Express Scripts had provided for itself and others related to Express Scripts’ supposedly “committed financing” which in reality could disappear at the lenders’ discretion. CVS warned Caremark shareholders to consider carefully the unusual and highly conditional nature of the Express Scripts offer as well as the lack of any commitment from Express Scripts to eliminate or mitigate the significant antitrust risk associated with its offer. Finally, CVS rebutted in detail certain key elements of a campaign of misinformation currently being waged by Express Scripts in order to mask the illusory nature of its “smoke and mirrors” offer.

A copy of the letter follows:

EXPRESS SCRIPTS “SMOKE AND MIRRORS” OFFER IS PLAGUED WITH
ONEROUS AND OPTION-LIKE CONDITIONS

Dear Caremark Stockholder:

Your Board of Directors recently announced that it has unanimously affirmed its strong commitment to the CVS/Caremark merger and unanimously rejected the unsolicited and highly-conditional “offer” from Express Scripts. In so doing, your Board cited the significant risk to Caremark’s business and the potentially insurmountable regulatory scrutiny a combined Express Scripts/Caremark would face.

It is simply a fact that Express Scripts’ highly conditional “offer” poses significant risks to you as a Caremark stockholder. In light of the meaningful uncertainty raised by the numerous, onerous and off-market conditions to the Express Scripts offer, you should carefully consider the substantial risk that you and the other Caremark stockholders would be left with no transaction at all (or one on far less attractive terms than currently suggested) if the superior CVS/Caremark merger were not approved.

Unusual and Highly Conditional Nature of Express Scripts’ “Offer”.

Express Scripts has left open every door imaginable to walk away from its offer or change the offer’s terms with no consequences to itself, while leaving Caremark stockholders high and dry. Express Scripts’ offer contains extensive obstacles and numerous conditions that are highly unusual for a serious hostile bid and show clearly that Express Scripts is anything but committed to completing a transaction with Caremark. For reasons stated below, these obstacles and conditions should be troubling to you.

➢	The Express Scripts offer contains numerous structural obstacles that will be very difficult to overcome, for instance:

	•	Express Scripts’ must obtain its own shareholders’ approval which would result in a substantial delay of Express Scripts’ “offer” well past its currently stated “deadline”. Additionally, there is a real possibility that Express Scripts shareholders would reject a Caremark merger, particularly if an acquisition offer for Express Scripts itself were to emerge or conditions were to change (e.g., client attrition) so as to render the price or “junk” leverage contemplated by its deal unappealing; and

	•	The offer is subject to FTC approval, which in light of Express Scripts’ recent withdrawal and planned re-filing of its HSR submission, will result in substantial delay (with all of the resulting costs and risks) and may well prevent the transaction from ever closing.

➢	The Express Scripts’ offer provides for numerous other “outs,” including:

	•	A due diligence condition, which allows Express Scripts to walk away if it does not complete due diligence of Caremark’s non-public information or, if based on such due diligence, Express Scripts concludes, in its sole judgment, that there are material adverse issues concerning Caremark’s business that have not been publicly disclosed;

	•	A condition that no decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index or the NASDAQ—100 Index by an amount in excess of 15% take place and that no other adverse economic, financial, regulatory or political development occur that would, in Express Scripts’ judgment, adversely affect Caremark’s value to Express Scripts. This, when taken together with the above due diligence condition, illustrates starkly that Express Scripts’ current proposal more closely resembles an option than a real offer;

	•	A condition requiring receipt of Caremark Board approval which should be considered against the fact that your Board unanimously rejected the Express Scripts offer;

	•	A condition that there be no act or escalation of war or terrorism in or against the U.S. during the many months it would take to complete an Express Scripts deal, if ever; and

	•	A financing condition, which even private equity firms’ offers for public companies no longer include if they have any hope of receiving a public target board’s recommendation. This condition becomes even more problematic when you consider the contingent financing Express Scripts has obtained.

➢	Express Scripts so-called “financing commitment” is highly unusual and conditional and could disappear at the lenders’ discretion. In that regard, the financing is subject to completion of due diligence by the lenders. Additional egregious contingencies include:

	•	The lenders must receive, and find reasonable, Express Scripts’ and Caremark’s pro forma financial projections, which considering the real customer attrition risk associated with this combination will be an extremely difficult condition to meet. No bank is going to lend money based on models that assume the presence of customer revenue that is less than likely to materialize;

•	The bank commitments require that at least half of the aggregate value of the consideration to be paid to Caremark stockholders consist of Express Scripts common stock. If Express Scripts needs more financing to complete its offer, all its financing will be in jeopardy; and

•	The lenders can pull financing if they determine that there has been any occurrence or development since September 30, 2006, that is reasonably likely to have a “Material Adverse Effect.”

The bottom line is, if you were to walk away from the CVS merger in favor of Express Scripts’ illusory offer, there is a meaningful risk that you would end up with a transaction on substantially reduced terms, or no deal at all, and be left with a damaged company that has suffered significant client losses and is battling uncertainty during the entire 2007 selling season.

Lack of Any Commitment from Express Scripts to Eliminate or Mitigate Antitrust Risks of Its Deal.

The antitrust conditionality of Express Scripts’ “offer” is particularly troubling in light of a number of developments, including the following:

•	Express Scripts has withdrawn and plans to refile its HSR submission with the FTC, effectively re-starting the waiting period which is likely to end in a second request for additional information with months of delay and the real risk of no approval whatsoever;

•	The Attorneys General of 22 states have commenced their own antitrust investigation of the anti-competitive effects of Express Scripts’ offer;

•	The U.S. Senate’s antitrust committee has announced that it will hold hearings on “the continuing consolidation among companies in the pharmaceutical benefits management (PBM) business to ensure that this consolidation does not create any anti-competitive bottlenecks”;

•	The recent statements by the American Antitrust Institute urging the FTC to investigate the anti-competitive effects of Express Scripts’ proposed deal; and

•	As documented in a report issued by the FTC on January 27, 2007 regarding prior horizontal merger investigations, 85% of 3-to-2 mergers are enforced by the FTC, meaning the FTC takes action or threatens to take action (in which case, the parties abandon the transaction). When customers complain strongly or there are high barriers to entry, the probability for 3-to-2 mergers rises to 97% and 95%, respectively.

Given the above, do you really think that there will be no second request by the FTC investigating the transaction? Don’t you think that there is a meaningful risk that the FTC may well seek to block the proposed consolidation of 2 of the 3 biggest players in the highly concentrated PBM industry?

Despite these significant concerns, the Express Scripts’ “offer”/option includes absolutely no commitment whatsoever regarding whether it is prepared to do anything to bear or mitigate the risk to you that antitrust approval would not be obtained on terms that are acceptable to Express Scripts. Specifically, Express Scripts did not commit:

•	To make any divestitures or to accept any other remedies that may be required to satisfy any objections of antitrust regulators to its proposed deal;

•	To pay Caremark or its stockholders a “reverse break-up” fee to compensate you if a hypothetical Express Scripts/Caremark combination were to fail to receive antitrust approval; or

•	To pay the $675 million break-up fee that would be payable to CVS if Caremark were to recommend or agree to a transaction with Express Scripts before the FTC were to approve such a hypothetical combination.

Manner in Which Express Scripts Has Proceeded with Its Bid Calls into Question Its Good Faith.

The manner in which Express Scripts has chosen to conduct its approach to Caremark calls into question how it could have reasonably expected the board of directors of any public company target to have reacted favorably to its advances. This is so for several reasons, including the following:

•	It is almost unheard of for a third party bidder to try to break up an agreed deal by submitting a “topping” bid without offering to pick up the break-up fee that is payable to the initial merger partner; and

•	It is customary and advisable for a third party that is seeking, in good faith, to successfully break up an agreed public company merger with a “topping bid” to take certain steps, including:

	o	providing copies of a proposed form of merger agreement and the financing commitments for the transaction with the bid submitted to a target board of directors in order to provide as much information as possible to facilitate the board’s decision-making and to answer any questions and allay any concerns the board may have about the bid; and

	o	providing for no additional conditionality in those documents than is contained in the merger agreement in existence between the target and its agreed merger partner.

In light of the fact that Express Scripts provided no comfort whatsoever to Caremark on any of these fairly fundamental issues and risks, it is difficult to imagine how the board of directors of a public company target could have taken any action in response to Express Scripts’ bid, other than to reject it as presenting far too many (and too considerable) risks to its stockholders than to be worthy of support or consideration.

Express Scripts Has Embarked on a Campaign of Misinformation.

In an effort to distract Caremark shareholders from the illusory nature of its highly conditional offer, Express Scripts has resorted to spreading misinformation and misleading investors. Don’t be misled by this “smoke and mirrors” campaign.

In particular:

•	Express Scripts has argued that the $2.00 dividend payable to Caremark shareholders upon closing of the CVS/Caremark merger is really worth $1.09. If the same specious logic were applied to the Express Scripts’ offer, which would be financed by a combined company that would be 57% owned by Caremark shareholders, the cash component of their offer would be worth only 43% of its face value ($12.58 versus $29.25).

•	Express Scripts has argued that Caremark agreed to merge with CVS so that its management team would benefit from a “special” indemnification agreement. The reality is virtually every Fortune 500 company provides an indemnity to officers and directors for corporate acts. These arrangements are customary and lawful. Caremark management is currently indemnified by Caremark and following the merger with CVS will be indemnified by CVS/Caremark on the same terms as their existing indemnification from Caremark and as the existing indemnities of CVS management. There are no “special or extraordinary” agreements. It is worth noting also that on December 22, 2006, each member of Express Scripts’ Board of Directors and each of its executive officers entered into new incremental, standalone indemnification agreements with Express Scripts that provide for them to be indemnified to the fullest extent permitted under Delaware law.

•	Finally, Express Scripts has argued that Caremark agreed to merge with CVS so that its management team (in particular Mac Crawford) would benefit from “change-in-control” payments. The reality is Mr. Crawford would be entitled to a much higher payment under his employment agreement with Caremark in the event Express Scripts were to acquire Caremark. As disclosed in the joint proxy statement, Mr. Crawford agreed to accept a much lesser payment than is actually due him upon completion of the CVS/Caremark merger as an indication of his commitment to the merger and his confidence in the long-term economic benefits to be derived from the merger. In addition, many other members of the Caremark management team have agreed to defer payments arguably due them under their current employment agreements for up to three years following closing of the CVS/Caremark merger. This will ensure that the combined company will benefit from the talent and experience of the PBM industry’s leading management team.

The CVS/Caremark merger will create an outstanding growth platform and position the company to capitalize on new revenue opportunities and accelerate growth. We are committed to realizing the substantial value of this merger to shareholders and urge you to give careful consideration to its tangible, strategic and financial benefits which will deliver substantial stockholder value.

PLEASE VOTE “FOR” THE CVS/CAREMARK MERGER TODAY
BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND
RETURNING THE WHITE PROXY CARD

Sincerely,

Tom Ryan
Chairman, President and Chief Executive Officer of CVS Corporation

If you have questions about the proposed merger, or need assistance in voting your shares, please call the firm assisting Caremark in the solicitation of proxies:

INNISFREE M&A INCORPORATED Toll-Free at 877-750-9498 (Banks and Brokers may call collect at 212-750-5833)

For more information on the transaction, including access to all CVS press releases and public filings, please go to www.cvs.com. Merger-related information is also available at www.cvscaremarkmerger.com.

About CVS

CVS is America's largest retail pharmacy, operating more than 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov . In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com . Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

Contacts:
For CVS:
Investor Inquiries:
Nancy Christal, (914) 722-4704

Media Inquiries:
Eileen Howard Dunn, (401) 770-4561